UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN, AND MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA ENERGY 488 8th Avenue San Diego, California 92101

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mobile Gas Service Corporation Employee Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy

Savings Plan

Employer ID No: 33-0732627
Plan Number: 002

Financial Statements as of December 31, 2015 and
2014, and for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public
Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2016

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

(Dollars in thousands)

	2015	2014

INVESTMENT —
Investment in Sempra Energy Savings Master Trust, at fair value	$266,223	$273,544

RECEIVABLES:
Notes receivable from participants	2,735	2,872
Dividends	509	487
Employer contributions	1	854
Participant contributions	2	1

Total receivables	3,247	4,214

NET ASSETS AVAILABLE FOR BENEFITS	$269,470	$277,758

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Dollars in thousands)

ADDITIONS:
Contributions:
Employer	$3,462
Participant	10,739
Participant rollovers	1,930

Total contributions	16,131

Interest income on notes receivable from participants	116

Total additions	16,247

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust investment loss	11,716
Distributions to participants or their beneficiaries	15,258
Administrative expenses	87

Total deductions	27,061

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(10,814)

PLAN TRANSFERS:
Transfers from plans of related entities	6,618
Transfers to plans of related entities	(4,092)

Net plan transfers into plan	2,526

DECREASE IN NET ASSETS	(8,288)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	277,758

End of year	$269,470

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Effective March 28, 2015, the Plan was amended so that participants are eligible to receive an Employer matching contribution immediately upon entering the Plan.  Prior to that, participants were eligible to receive an Employer matching contribution after one year in which they completed 1,000 hours of service. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2015. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2015. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. Effective March 28, 2015, the Plan was amended to make the automatic deferral percentage for participants hired or rehired on or after that date 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%.  Prior to that, the automatic deferral percentage was 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2015 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Nonelective Matching Contributions —The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Effective March 28, 2015, the Plan was amended to add an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay, to replace the discretionary Employer contribution (see below).  The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — Effective March 28, 2015, the Plan was amended to replace the incentive contribution with additional company matching contributions as described above.  Prior to that, if established performance goals and targets of the Company were met in accordance with the terms of the incentive guidelines established each year, the Company could make an incentive contribution for all employees as determined by the Board of Directors of Sempra Energy. No incentive contributions were made for 2015. Incentive contributions of 0.91% of eligible compensation for all eligible employees were made for 2014, which were paid on March 16, 2015 to eligible employees employed on December 31, 2014. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the year ended December 31, 2014 were $854,041, which are reflected in Employer contributions receivable on the Statement of Net Assets Available for Benefits at December 31, 2014.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times.  Effective March 28, 2015, vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.  Prior to March 28, 2015, all company matching contributions were fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held, through the Master Trust, 751,387 and 775,902 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, and recorded related dividend income of $2,073,336 during the year ended December 31, 2015.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2015 or 2014.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncements — Accounting Standards Update (ASU) No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures, and designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan.

The Plan elected to early adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively.  The adoption of this ASU would have resulted in the reclassification of the adjustment from fair value to contract value for the fully benefit-responsive stable value fund within the Statement of Net Assets Available for Benefits as of December 31, 2014, however that adjustment was not included as it was immaterial.  The Plan has eliminated its historical disclosure of individual investments that comprise 5% or more of the total net assets available for benefits, as well as the net appreciation or depreciation of investments that are measured using fair values by general type and the disaggregation of investments by nature, characteristics, and risks. There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

ASU No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied the provisions retrospectively, as required.  The Plan presents the investment disclosure required by this ASU in the fair value hierarchy tables at December 31, 2015 and 2014 in Note 6. There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated June 10, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended as described in Note 1 since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2015 and 2014, interest rates on loans ranged from 4.25% to 9.25%, and at December 31, 2015, the loans had maturity dates through January 2031. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2015 and 2014, the Plan’s interest in the investments of the Master Trust was approximately 8%.

The investments of the Master Trust at December 31, 2015 and 2014 at fair value are summarized as follows:

	2015	2014

Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Master Trust investments	$3,181,777	$3,465,233

Plan’s interest in the Master Trust	$266,223	$273,544

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2015, are as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$(219,931)
Mutual funds	(16,746)
Stable value fund	79
Common/collective trusts	(579)

Net depreciation in fair value of investments	$(237,177)

Dividend income	$50,164

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	2015	2014

Level 1 investments:
Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320

Total level 1 investments	1,809,304	1,953,442

Investments measured at NAV*:
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Total investments	$3,181,777	$3,465,233

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2015 or 2014.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Pyramis Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

* * * * * *

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2016 through January 2031	**	$2,735,097

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

San Diego Gas & Electric

Company Savings Plan

Employer ID No: 95-1184800
Plan Number: 001

Financial Statements as of December 31, 2015 and 2014,

and for the Year Ended December 31, 2015,

Supplemental Schedule as of December 31, 2015,

and Report of Independent Registered Public

Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are
omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
San Diego Gas & Electric Company Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2016

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

(Dollars in thousands)

	2015	2014

CASH AND CASH EQUIVALENTS	$1,289	$1,241

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,238,494	1,340,627

RECEIVABLES:
Notes receivable from participants	29,997	29,767
Dividends	2,974	3,019
Employer contributions	6	3,443
Participant contributions	32	8

Total receivables	33,009	36,237

NET ASSETS AVAILABLE FOR BENEFITS	$1,272,792	$1,378,105

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Dollars in thousands)

ADDITIONS:
Contributions:
Employer	$13,097
Participant	48,329
Participant rollovers	1,041

Total contributions	62,467

Interest income on notes receivable from participants	1,252

Total additions	63,719

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust investment loss	71,108
Distributions to participants or their beneficiaries	93,818
Administrative expenses	345

Total deductions	165,271

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(101,552)

PLAN TRANSFERS:
Transfers from plans of related entities	3,489
Transfers to plans of related entities	(7,250)

Net plan transfers out of plan	(3,761)

DECREASE IN NET ASSETS	(105,313)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,378,105

End of year	$1,272,792

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Effective March 28, 2015, the Plan was amended so that participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Prior to that, participants were eligible to receive an Employer matching contribution after one year in which they completed 1,000 hours of service. Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2015. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2015. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. Effective March 28, 2015, the Plan was amended to make the automatic deferral percentage for participants hired or rehired on or after that date 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. Prior to that, the automatic deferral percentage was 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2015 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. Effective March 28, 2015, the Plan was amended to add an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay, to replace the discretionary Employer contribution (see below). The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — Effective March 28, 2015, the Plan was amended to replace the incentive contribution with additional company matching contributions as described above. Prior to that, if established performance goals and targets of the Company were met in accordance with the terms of the incentive guidelines established each year, the Company could make an incentive contribution for all employees as determined by the Board of Directors of Sempra Energy. No incentive contributions were made for 2015. Incentive contributions of 0.91% of eligible compensation for all eligible employees were made for 2014, which were paid on March 16, 2015 to eligible employees employed on December 31, 2014. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the year ended December 31, 2014 were $3,441,841, which are reflected in Employer contributions receivable on the Statement of Net Assets Available for Benefits at December 31, 2014.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times.  Effective March 28, 2015, vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th  birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.  Prior to March 28, 2015, all company matching contributions were fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in the TradeLink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held, through the Master Trust, 4,644,621 shares and 4,916,472 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $12,285,793 during the year ended December 31, 2015.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $170,000 and $78,223 at December 31, 2015 and 2014, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncements — Accounting Standards Update (ASU) No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures, and designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan.

The Plan elected to early adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively.  The adoption of this ASU would have resulted in the reclassification of the adjustment from fair value to contract value for the fully benefit-responsive stable value fund within the Statement of Net Assets Available for Benefits as of December 31, 2014, however that adjustment was not included as it was immaterial.  The Plan has eliminated its historical disclosure of individual investments that comprise 5% or more of the total net assets available for benefits, as well as the net appreciation or depreciation of investments that are measured using fair values by general type and the disaggregation of investments by nature, characteristics, and risks.  There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

ASU No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied the provisions retrospectively, as required.  The Plan presents the investment disclosure required by this ASU in the fair value hierarchy tables at December 31, 2015 and 2014 in Note 6. There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated September 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended as described in Note 1 since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2015 and 2014, interest rates on loans ranged from 4.25% to 9.25%, and at December 31, 2015, the loans had maturity dates through January 2031. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2015 and 2014, the Plan’s interest in the investments of the Master Trust was approximately 39%.

The investments of the Master Trust at December 31, 2015 and 2014 at fair value are summarized as follows:

	2015	2014

Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Master Trust investments	$3,181,777	$3,465,233

Plan’s interest in the Master Trust	$1,238,494	$1,340,627

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2015, are as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$(219,931)
Mutual funds	(16,746)
Stable value fund	79
Common/collective trusts	(579)

Net depreciation in fair value of investments	$(237,177)

Dividend income	$50,164

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	2015	2014

Level 1 investments:
Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320

Total level 1 investments	1,809,304	1,953,442

Investments measured at NAV*:
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Total investments	$3,181,777	$3,465,233

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2015 or 2014.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Pyramis Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

* * * * * *

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2016 through January 2031	**	$29,996,805

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Southern California Gas

Company Retirement

Savings Plan

Employer ID No: 95-1240705
Plan Number: 002

Financial Statements as of December 31, 2015 and
2014, and for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015, and
Report of Independent Registered Public Accounting
Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015	4–12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	14

NOTE:      Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Southern California Gas Company Retirement Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2016

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

(Dollars in thousands)

	2015	2014

CASH AND CASH EQUIVALENTS	$1,098	$1,485

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,653,592	1,826,044

RECEIVABLES:
Notes receivable from participants	44,132	42,453
Dividends	4,109	4,232
Employer contributions	4	2,406
Participant contributions	16	9

Total receivables	48,261	49,100

NET ASSETS AVAILABLE FOR BENEFITS	$1,702,951	$1,876,629

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Dollars in thousands)

ADDITIONS:
Contributions:
Employer	$18,174
Participant	64,163
Participant rollovers	2,175

Total contributions	84,512

Interest income on notes receivable from participants	1,832

Total additions	86,344

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust investment loss	103,645
Distributions to participants or their beneficiaries	157,202
Administrative expenses	597

Total deductions	261,444

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(175,100)

PLAN TRANSFERS:
Transfers from plans of related entities	2,636
Transfers to plans of related entities	(1,214)

Net plan transfers into plan	1,422

DECREASE IN NET ASSETS	(173,678)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,876,629

End of year	$1,702,951

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Effective March 28, 2015, the Plan was amended so that nonrepresented participants are eligible to receive an Employer matching contribution immediately upon entering the Plan.  Prior to that, nonrepresented participants were eligible to receive an Employer matching contribution after one year in which they completed 1,000 hours of service. Represented participants are eligible to receive an Employer matching contribution after one year in which they complete 1,000 hours of service.  Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2015. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2015. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. Effective March 28, 2015, the Plan was amended to make the automatic deferral percentage for participants hired or rehired on or after that date 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%.  Prior to that, the automatic deferral percentage was 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2015 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Effective March 28, 2015, the Plan was amended to add an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay, to replace the discretionary Employer contribution (see below). The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — Effective March 28, 2015, the Plan was amended to replace the incentive contribution with additional company matching contributions as described above.  Prior to that, if established performance goals and targets of the Company were met in accordance with the terms of the incentive guidelines established each year, the Company could make an incentive contribution for nonrepresented employees as determined by the Board of Directors of Sempra Energy. No incentive contributions were made for 2015. Incentive contributions of 0.91% of eligible compensation were made for 2014, which were paid on March 16, 2015 to all eligible nonrepresented employees employed on December 31, 2014. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the year ended December 31, 2014 were $2,403,948, which are reflected in Employer contributions receivable on the Statement of Net Assets Available for Benefits at December 31, 2014.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times.  Effective March 28, 2015, vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.  Prior to March 28, 2015, all company matching contributions were fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held, through the Master Trust, 6,610,679 and 7,226,409 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $17,148,644 during the year ended December 31, 2015.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2015 or 2014.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncements — Accounting Standards Update (ASU) No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures, and designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan.

The Plan elected to early adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively.  The adoption of this ASU would have resulted in the reclassification of the adjustment from fair value to contract value for the fully benefit-responsive stable value fund within the Statement of Net Assets Available for Benefits as of December 31, 2014, however that adjustment was not included as it was immaterial.  The Plan has eliminated its historical disclosure of individual investments that comprise 5% or more of the total net assets available for benefits, as well as the net appreciation or depreciation of investments that are measured using fair values by general type and the disaggregation of investments by nature, characteristics, and risks.  There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

ASU No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied the provisions retrospectively, as required.  The Plan presents the investment disclosure required by this ASU in the fair value hierarchy tables at December 31, 2015 and 2014 in Note 6. There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated (including amendments as described in Note 1) since receiving the determination letter; however, The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2015 and 2014, interest rates on loans ranged from 4.25% to 9.50%, and at December 31, 2015, the loans had maturity dates through January 2031. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2015 and 2014, the Plan’s interest in the investments of the Master Trust was approximately 52%.

The investments of the Master Trust at December 31, 2015 and 2014 at fair value are summarized as follows:

	2015	2014

Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Master Trust investments	$3,181,777	$3,465,233

Plan’s interest in the Master Trust	$1,653,592	$1,826,044

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2015, are as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$(219,931)
Mutual funds	(16,746)
Stable value fund	79
Common/collective trusts	(579)

Net depreciation in fair value of investments	$(237,177)

Dividend income	$50,164

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	2015	2014

Level 1 investments:
Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320

Total level 1 investments	1,809,304	1,953,442

Investments measured at NAV*:
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Total investments	$3,181,777	$3,465,233

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2015 or 2014.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Pyramis Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

* * * * * *

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%;
maturities from January 2016
		through January 2031	**	$44,131,917

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mobile Gas Service

Corporation Employee

Savings Plan

Employer ID No: 63-0142930
Plan Number: 003

Financial Statements as of December 31, 2015 and
2014, and for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public

Accounting Firm

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are
omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Mobile Gas Service Corporation Employee Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Mobile Gas Service Corporation Employee Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 23, 2016

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

CASH AND CASH EQUIVALENTS	$21,494	$-

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	23,467,665	25,017,599

RECEIVABLES:
Notes receivable from participants	805,908	774,783
Dividends	29,018	26,562
Participant contributions	1,426	-
Employer contributions	256	-

Total receivables	836,608	801,345

NET ASSETS AVAILABLE FOR BENEFITS	$24,325,767	$25,818,944

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Contributions:
Employer	$298,911
Participant	764,586
Participant rollovers	12,662

Total contributions	1,076,159

Interest income on notes receivable from participants	34,540

Total additions	1,110,699

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust investment loss	544,953
Distributions to participants or their beneficiaries	1,857,661
Administrative expenses	13,561

Total deductions	2,416,175

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(1,305,476)

PLAN TRANSFERS:
Transfers to plans of related entities	(187,701)

DECREASE IN NET ASSETS	(1,493,177)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	25,818,944

End of year	$24,325,767

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2015. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2015. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage is 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2015 was the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 100% of the participant’s contributions, up to 1% of eligible pay, plus 50% of the participant’s contributions from 1%  to 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution —If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution for all employees as determined by the Board of Directors of Sempra Energy. No incentive contributions were made for 2015 or 2014.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times except for certain employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance from the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (Merged Plan), which was merged into the Plan effective January 3, 2011.  Any employer nonelective matching contributions and discretionary incentive contributions in a participant’s account in the Merged Plan not fully vested at the date of merger will vest in the Plan according to the schedule in the table below.

Years of	Percent
Service	Vested

1	20%
2	40
3	60
4	80
5	100

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s balance from the Merged Plan, defined above, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the participant’s account will be reinstated. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $9,204 and $9,099, respectively. During 2015, employer contributions were not reduced by the forfeited nonvested account.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their Tradelink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock.  Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy using the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held, through the Master Trust, 41,351 and 40,285 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $115,620 during the year ended December 31, 2015.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2015 or 2014.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncements — Accounting Standards Update (ASU) No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures, and designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan.

The Plan elected to early adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively.  The adoption of this ASU would have resulted in the reclassification of the adjustment from fair value to contract value for the fully benefit-responsive stable value fund within the Statement of Net Assets Available for Benefits as of December 31, 2014, however that adjustment was not included as it was immaterial.  The Plan has eliminated its historical disclosure of individual investments that comprise 5% or more of the total net assets available for benefits, as well as the net appreciation or depreciation of investments that are measured using fair values by general type and the disaggregation of investments by nature, characteristics, and risks. There was no impact on the statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

ASU No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied the provisions retrospectively, as required.  The Plan presents the investment disclosure required by this ASU in the fair value hierarchy tables at December 31, 2015 and 2014 in Note 6. There was no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 or 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued and except, as disclosed in Note 8 below, no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated September 16, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2015 and 2014, interest rates on loans ranged from 4.25% to 9.25%, and at December 31, 2015, the loans had maturity dates through May 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2015 and 2014, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2015 and 2014 at fair value are summarized as follows:

	2015	2014

Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Master Trust investments	$3,181,777	$3,465,233

Plan’s interest in the Master Trust	$23,468	$25,018

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2015, are as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$(219,931)
Mutual funds	(16,746)
Stable value fund	79
Common/collective trusts	(579)

Net depreciation in fair value of investments	$(237,177)

Dividend income	$50,164

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	2015	2014

Level 1 investments:
Sempra Energy common stock	$1,132,636	$1,443,122
Mutual funds	676,668	510,320

Total level 1 investments	1,809,304	1,953,442

Investments measured at NAV*:
Stable value fund	214,199	191,035
Common/collective trusts	1,158,274	1,320,756

Total investments	$3,181,777	$3,465,233

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2015 or 2014.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Pyramis Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

8.                    SUBSEQUENT EVENT

In April 2016, a subsidiary of Sempra Energy signed a definitive agreement with Spire Incorporated (Spire), formerly the Laclede Group, to sell EnergySouth, Inc., the parent company of the Employer. Upon closing the sale, the responsibility for controlling and managing the operation and administration of the Plan will transfer from the Pension and Benefits Committee of Sempra Energy to Spire. The transaction is subject to customary regulatory approvals, and the sale is expected to close in 2016.

******

SUPPLEMENTAL SCHEDULE

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Employer ID No: 63-1042930

Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2016
		through May 2025	**	$805,908

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN
(Full title of the Plan)

Date: June 23, 2016	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President, Controller & CAO, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
(Full title of the Plan)

Date: June 23, 2016	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President, Controller & CAO, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
(Full title of the Plan)

Date: June 23, 2016	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President, Controller & CAO, Sempra Energy

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the Plan)

Date: June 23, 2016	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President, Controller & CAO, Sempra Energy